Global Markets & Investment Banking
4 World Financial Center — 5th Floor
New York, New York 10080
212-449-6500
October 12, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Universal Compression Partners, L.P. (the “Partnership”)
        Registration Statement on Form S-1 (File No. 333-135351)
Ladies and Gentlemen:
     As underwriters of the Partnership’s proposed public offering of up to 5,500,000 common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on October 16, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated October 10, 2006, through the date hereof:
     Preliminary Prospectus dated October 10, 2006:
     20,710 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned have and will and each underwriter has advised that they have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated Lehman Brothers Inc. As Representatives
By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Assistant Vice President